File Number: 57430-8

Web site: www.langmichener.com

Direct Line: (604) 691-7410
Direct Fax Line: (604) 893-2669
E-Mail: mtaylor@lmls.com

April 27, 2007

BY COURIER & FILED BY EDGAR
MAIL STOP: 4561

The United States Securities
and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-4561

Attention: Mr. Mark P. Shuman, Branch Chief - Legal

Dear Mr. Shuman:

PlayBOX (US) Inc.
Registration Statement on Form SB-2 Amendment No. 4
Filed March 28, 2007
SEC File No. 333-134852

We write on behalf of PlayBOX (US) Inc. (the “Company” or “PlayBOX”) in response to the Staff’s letter of April 25, 2007 regarding the Company’s Amendment No. 4 to the Registration Statement on Form SB-2 filed March 28, 2007 (the “Comment Letter”) signed by Mr. Mark P. Shuman, Branch Chief - Legal of the United States Securities and Exchange Commission (the “Commission”). On behalf of the Company, we have filed with the Commission, via the EDGAR system, an Amendment No. 5 to the Registration Statement on Form SB-2 (as revised, the “Form SB-2/A5”). We enclose with this letter two copies of the Form SB-2/A5, plus two copies that have been redlined to show the changes from the Form SB-2 Amendment No. 4 filing.

In addition to the Form SB-2/A5, we also provide below our response to the comment made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Capitalized terms used herein and not defined have the same meanings given such terms in the Form SB-2/A5.

Amendment No. 4 to Registration Statement on Form SB-2

Notes to Consolidated Financial Statements

Note 4. Agency Exploitation Agreement, page F-23

1.

We have considered your response to prior comment number 2 from our letter dated February 8, 2007 and it remains unclear to us how you are able to conclude that the PlayBOX software is within the scope of SFAS 86.

Based on prior responses, telephone conversations with you and information contained in prior response letters, we understand that your revenue arrangements are within the scope of EITF 00-3. Further, based on information contained in your response to prior comment number 32 from our letter dated July 5, 2006, we understand that, although the PlayBOX software is necessary for your sales, it is not sold, licensed or otherwise marketed to your customers. Rather, you retain the software and use it to provide the interface set-up and hosting service. We also understand that your customers may not, at any time, take possession of the software, run the software on their own hardware, or contract with another party to host the software. Based on this information, and after applying the guidance of EITF 00-3, you have concluded that your revenue arrangements are outside the scope of SOP 97-2.

Paragraph 7 of EITF 00-3 indicates that, if a vendor never sells, leases or licenses the software in an arrangement within the scope of SOP 97-2, then the software is utilized in providing services and the development costs of the software should be accounted for in accordance with SOP 98-1. As your revenue arrangements are not within the scope of SOP 97-2, then the costs of acquiring and developing the software should be accounted for in accordance with SOP 98-1.

In response to Staff’s comment, and following the Company’s discussion with the SEC on April 24, 2007, the Company has reconsidered its response dated March 28, 2007, regarding the application of SOP 97-2 and SFAS 86.

In reference to paragraph 5 of EITF 00-3, which states that

“The Task Force reached a consensus that a software element covered by SOP 97-2 is only present in a hosting arrangement if the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty and it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software. Therefore, SOP 97-2 only applies to hosting arrangements in which the customer has such an option. Arrangements that do not give the customer such an option are service contracts and are outside the scope of SOP 97-2. The Task Force observed that hosting arrangements that are service arrangements may include multiple elements that affect how revenue should be attributed.”

the Company, consistent with its response to Staff’s letter dated July 5, 2006, advises that its customers may not take possession of the PlayBOX software, run the software on their own computers or contract with another party to host the software. The Company further advises that it does not sell the PlayBOX software but rather retains the PlayBOX software and provides a service that utilizes the PlayBOX software. Consequently, the Company’s revenue arrangement is outside the scope of SOP 97-2.

Furthermore, and in reference to paragraph 7 of EITF 00-3, which states that

“The Task Force observed that if the vendor sells, leases, or licenses software that is within the scope of SOP 97-2, then the development costs of such software should be accounted for in accordance with Statement 86. Conversely, if the vendor never sells, leases, or licenses the software in an arrangement within the scope of SOP 97-2, then the software is utilized in providing services and the development costs of the software should be accounted for in accordance with SOP 98-1. However, if during such software's development or modification, the vendor develops a substantive plan to sell, lease, or otherwise market the software externally, the development costs of the software should be accounted for in accordance with Statement 86.”

the Company advises that because it never sells, leases, or licenses the PlayBOX software in an arrangement within the scope of SOP 97-2 and because the software is therefore internal use software by definition, the PlayBOX software was accounted for in accordance with SOP 98-1.

The following paragraphs further support the accounting of the PlayBOX software under SOP 98-1 and its capitalization:

Paragraph 15 of SOP 98-1 states that

“Computer software to be sold, leased, or otherwise marketed includes software that is part of a product or process to be sold to a customer and should be accounted for under FASB Statement No. 86. For example, software designed for and embedded in a semiconductor chip is included in the scope of FASB Statement No. 86 because it is an integral part of the product. By contrast, software for internal use, though it may be used in developing a product, is not part of or included in the actual product or service sold. If software is used by the vendor in the production of the product or providing the service but the customer does not acquire the software or the future right to use it, the software is covered by this SOP. For example, for a communications company selling telephone services, software included in a telephone switch is part of the internal equipment used to deliver a service but is not part of the product or service actually being acquired or received by the customer.”

Paragraph 31(a) of SOP 98-1, states that

“Costs of computer software developed or obtained for internal use that should be capitalized include only the following:

a.

External direct costs of materials and services consumed in developing or obtaining internal-use computer software. Examples of those costs include but are not limited to fees paid to third parties for services provided to develop the software during the application development stage, costs incurred to obtain computer software from third parties, and travel expenses incurred by employees in their duties directly associated with developing software.”

Based on the above referenced paragraphs, the costs of $2,500,000 to the Company to purchase the PlayBOX software from a third party was accounted for under SOP 98-1 and was, therefore, capitalized in accordance with paragraph 31(a) thereof.

Subsequent to the Company’s purchase of the PlayBOX software, the Company considered paragraph 8 of FASB 144 as described below in connection to paragraph 34 of SOP 98-1 (which refers to FASB 121, which has now been superseded by FASB 144).

“A long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The following are examples of such events or changes in circumstances:

a.	A significant decrease in the market price of a long- lived asset (asset group)

b.	A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition

c.	A significant adverse change in legal factors or in the business climate that could affect the value of a long- lived asset (asset group), including an adverse action or assessment by a regulator

d.	An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group)

e.

A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group)

f.	A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.”

Based on point (e) in paragraph 8 of FASB 144 above, the Company determined that due to a current year operating cash flow loss of $233,313 for the year ended

September 30, 2006 (excluding the impairment of the PlayBOX software) coupled with a history of cash flow losses from operating activities of $207,600 from incorporation to September 30, 2005, the carrying value of the PlayBOX software required testing for recoverability.

Based on the Company’s current operations and a forecast that indicates continuing losses associated with the use of the PlayBOX software, the Company has written-off the entire costs of the PlayBOX software.

Accordingly, the Company has amended Note 4 of the consolidated financial statements for the year ended September 30, 2006 to reflect the application of SOP 98-1 and FASB 144 in its accounting for the PlayBOX software. This Note 4 disclosure was amended by replacing the language in item (a) below with the language in item (b) below:

(a)	This amount is expensed as it does not meet the criteria for capitalization as set out in SFAS No. 86.

(b)

This amount was written-off as the Company determined the PlayBOX Technology was impaired in accordance with paragraph 34 of SOP 98-1 and FASB 144, “Accounting for the Impairment or Disposal of Long- Lived Assets.”

The Company also amended Note 2(v) of the consolidated financial statements for the year ended September 30, 2006 by removing the following language:

“The Company’s policy is that software development costs related to the product line are charged to expense as incurred in accordance with SFAS No. 86, ‘Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed.’ ”

Finally, the Company acknowledges that it will be required to furnish a letter to the Commission with the required “Tandy” language prior to the acceleration of the effective date of the Registration Statement.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 691-7410.

Yours truly,

/s/ Michael H. Taylor
Michael H. Taylor
for Lang Michener LLP

MHT/iag
Encls.

cc:	Ms. Christine Davis
Mr. Brad Skinner, Branch Chief
cc:	PlayBOX (US) Inc.
Attention: Mr. Robert Burden, CEO